Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS COMPLETES SALE OF
PILING BUSINESSES

Edmonton, Alberta, July 12, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has completed the previously announced sale of its Piling businesses to Keller Group plc.

As previously disclosed, the Company expects to use a portion of the net proceeds to repay the outstanding balance of the Term A Facility of approximately $16.3 million.  In addition the Company is evaluating options for the use of the remaining proceeds, which includes a significant reduction of debt by way of repaying up to all amounts outstanding on its revolving credit facility and repurchasing a portion of its outstanding senior unsecured notes.

“We are pleased to have concluded this transaction and look forward to moving ahead on a stronger financial footing as a focused heavy construction and mining contractor,” said Martin Ferron, NAEP President and CEO.

Forward-Looking Information
This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", “expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP's Management Discussion & Analysis for the year ended March 31, 2013. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management's views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

NEWS RELEASE

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta
Investor Relations
North American Energy Partners Inc.
Phone: 780-960-4519

Email: dbrunetta@nacg.ca